                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                                   NETIA S.A.
           ----------------------------------------------------------
                                (Name of Issuer)

                                 ORDINARY SHARES
           ----------------------------------------------------------
                         (Title of Class of Securities)

                                   64114B 10 4
           ----------------------------------------------------------
                                 (CUSIP Number)

                                TADEUSZ GALKOWSKI
                       C/O ENTERPRISE INVESTORS SP. Z O.O.
                   UL. EMILII PLATER 53, 00-113 WARSAW, POLAND
                                +48 22 548 85 55
           ----------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 MARCH 16, 2004
           ----------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 2401.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE
 NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL
                                    NUMBER.

--------------------------------------------------------------------------------


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


CUSIP NO.        64114B 10 4
--------------------------------------------------------------------------------


1.       NAMES OF REPORTING PERSONS
         Polish Enterprise Fund IV, L.P.

         I.R.S. IDENTIFICATION NOS. OF PERSONS (ENTITIES ONLY)
         52-2268928

--------------------------------------------------------------------------------

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

         (a)

         (b)

--------------------------------------------------------------------------------

3.       SEC USE ONLY

--------------------------------------------------------------------------------

4.       SOURCE OF FUNDS (SEE INSTRUCTIONS)

         PF

--------------------------------------------------------------------------------

5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)


--------------------------------------------------------------------------------

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

--------------------------------------------------------------------------------

Number of Shares        7.      SOLE VOTING POWER            7,896,230 ordinary shares
Beneficially Owned by
Each Reporting Person
With
                        8.      SHARED VOTING POWER
                        9.      SOLE DISPOSITIVE POWER       1) 7,896,230 ordinary shares;
                                                             2) Warrants to acquire 11,418,325
                                                             ordinary shares; and
                                                             3) 964,096 ordinary shares to be delivered
                                                             pursuant to the exercise of 964,096
                                                             warrants.

                                                             ----------------

                                                             Total equivalent in ordinary shares: 20,278,651
                        10.     SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         20,278,651 ordinary shares (assuming exercise of all warrants).

--------------------------------------------------------------------------------

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTION)


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
--------------------------------------------------------------------------------

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.55% of issued and outstanding ordinary shares

--------------------------------------------------------------------------------

14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         PN

================================================================================




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

This Amendment No. 1 ("Amendment No. 1") amends and supplements the Statement on
Schedule 13D, originally filed on June 9, 2003 (the "Schedule 13D"), with respect to the ordinary shares (the "Ordinary Shares") of Netia S.A. (the "Company"). Unless otherwise indicated, the capitalized terms used but not defined herein shall have the meaning assigned to such terms in the Schedule 13D.

Commencing in February 2004, Polish Enterprise Fund IV, L.P., a limited partnership organized under the laws of the State of Delaware (the "Reporting Entity"), disposed of beneficial ownership of 7,229,758 Ordinary Shares through open market sales for gross proceeds (before fees and commissions) of 31,938,347 Polish Zloty and exercised 7,076,564 warrants to acquire Ordinary Shares for a total exercise price of 17,903,707 Polish Zloty. In addition, on February 26, 2004, the Reporting Entity sold 25,000 warrants to acquire Ordinary Shares through open market sales for gross proceeds (before fees and commissions) of 42,000 Polish Zloty. Accordingly, following the transactions reported on this Amendment No. 1, the Reporting Entity beneficially owned 7,896,230 Ordinary Shares and 11,418,325 warrants to acquire Ordinary Shares, and had exercised warrants to acquire 964,096 Ordinary Shares in respect of which Ordinary Shares had not yet been delivered.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended by adding the following at the end thereof:

The aggregate consideration paid for the 7,076,564 Ordinary Shares acquired by the Reporting Entity upon the exercise of 7,076,564 warrants to acquire Ordinary Shares reported pursuant to Amendment No. 1 is 17,903,707 Polish Zloty. This amount was funded through part of the proceeds from the sale of 7,229,758 Ordinary Shares reported pursuant to Amendment No. 1.

ITEM 4.  PURPOSE OF TRANSACTION

Item 4 is hereby amended by adding the following immediately prior to the final paragraph:

Immediately prior to the transactions reported in this Amendment No. 1, the Reporting Entity held 9,259,445 warrants to acquire Ordinary Shares exercisable through April 29, 2005 (the "Two Year Warrants") and 9,260,444 warrants to acquire Ordinary Shares exercisable through April 29, 2006 (the "Three Year Warrants"). Each Two Year Warrant and each Three Year Warrant is exercisable to acquire one Ordinary Share. In February 2004, the Reporting Entity decided, subject to market conditions, to dispose of its Two Year Warrants. As part of effecting this disposal, the Reporting Entity sold 7,229,758 Ordinary Shares between February 4, 2004 and March 16, 2004 and used a portion of the proceeds thereof to exercise 7,076,564 Two Year Warrants. In addition, on February 26, 2004, the Reporting Entity sold 25,000 Two Year Warrants. The net effect of these transactions was to reduce the number of Two Year Warrants beneficially owned by the Reporting Entity to 2,157,881, the total number of warrants to purchase Ordinary Shares beneficially owned by the Reporting Entity to 11,418,325 and the number of Ordinary Shares beneficially owned by the Reporting Entity to 7,896,230, with a further 964,096 Ordinary Shares to become beneficially owned following upon completion of the exercise process related to 964,096 Two Year Warrants.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

Items 5(a), (b) and (c) of the Schedule 13D are hereby deleted in their entirety and replaced with the following:

     (a) The information provided in response to questions 7, 9, 11 and 13 of the cover page of Amendment No. 1 is hereby incorporated by reference.

     (b) The information provided in response to questions 9 and 11 of the cover page of Amendment No. 1 is hereby incorporated by reference.

     (c) Between February 4, 2004 and March 16, 2004, the Reporting Entity sold the following Ordinary Shares and Two Year Warrants, on the following dates, for the prices shown, (gross price before commissions and fees) in each case in open market transactions on the Warsaw Stock Exchange:

                                                                          PRICE PER UNIT
                        DATE                   SECURITIES SOLD           IN POLISH ZLOTY
                        ----                   ---------------           ---------------
                    February 4, 2004         83,805 Ordinary Shares            4.27
                    February 5, 2004         116,195 Ordinary Shares           4.31


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

                                                                          PRICE PER UNIT
                        DATE                   SECURITIES SOLD           IN POLISH ZLOTY
                        ----                   ---------------           ---------------
                   February 10, 2004         165,000 Ordinary Shares           4.45
                   February 11, 2004          2,180 Ordinary Shares            4.47
                   February 12, 2004         300,000 Ordinary Shares           4.44
                   February 13, 2004         107,291 Ordinary Shares           4.47
                   February 16, 2004         125,000 Ordinary Shares           4.45
                   February 17, 2004        3,300,000 Ordinary Shares          4.48
                   February 18, 2004          1,352 Ordinary Shares            4.51
                   February 20, 2004         150,000 Ordinary Shares           4.37
                   February 23, 2004         14,163 Ordinary Shares            4.40
                   February 24, 2004         10,929 Ordinary Shares            4.35
                   February 26, 2004         45,000 Ordinary Shares            4.25
                   February 26, 2004        25,000 Two Year Warrants           1.66
                   February 27, 2004         73,710 Ordinary Shares            4.35
                     March 2, 2004           133,626 Ordinary Shares           4.35
                     March 3, 2004           415,181 Ordinary Shares           4.34
                     March 4, 2004           294,306 Ordinary Shares           4.32
                     March 5, 2004           280,000 Ordinary Shares           4.40
                     March 8, 2004           256,783 Ordinary Shares           4.37
                     March 9, 2004           14,111 Ordinary Shares            4.35
                     March 10, 2004          786,973 Ordinary Shares           4.38
                     March 11, 2004          67,709 Ordinary Shares            4.34
                     March 16, 2004          486,444 Ordinary Shares           4.17
                  -----------------------------------------------------------------
                         TOTAL           7,254,758 Ordinary Shares and Two Year Warrants






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                                    SIGNATURE



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: March 23, 2004                   By: Robert G. Faris
                                          -------------------------------------
                                          Name:  Robert G. Faris
                                          Title: President
                                                 Polish Enterprise Fund IV, L.P.






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